

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2022

David Roberson
Chief Executive Officer
Carney Technology Acquisition Corp. II
630 Ramona Street
Palo Alto, CA 94301

> **Re: Carney Technology Acquisition Corp. II**
> **Form 10-K for the Year Ended December 31, 2021**
> **Filed March 28, 2022**
> **File No. 001-39779**

Dear Mr. Roberson:

We have reviewed your August 8, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 3, 2022 letter.

<u>Form 10-K for fiscal year ended December 31, 2021</u>

<u>General</u>

1.   We note your response that indicates your Sponsor may have substantial ties to non-U.S. persons. Please revise your proposed risk factor disclosure in future periodic filings to include the substance provided in your response letter so that investors have necessary context to assess the risk you disclose.

     You may contact William Demarest, Staff Accountant at 202-551-3432 or Mark Rakip, Staff Accountant at 202-551-3573 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Lijia Sanchez, Esq.